Exhibit 99.1

SDLP - Seadrill Partners LLC Board of Directors Appointment

London, United Kingdom, October 30, 2014 - Seadrill Partners LLC (NYSE: SDLP) (“Seadrill Partners” or the “Company”) announced today that Mr. Keith MacDonald has been appointed to its board of directors by Seadrill Member LLC to fill a vacancy. Mr. MacDonald will also serve on the conflicts committee of Seadrill Partners.

Mr. MacDonald has over 30 years’ experience of asset finance as an adviser, banker and independent board director. From 2009 to 2013 he was Global Head of Structured Corporate Finance for Lloyds Banking Group which included the Shipping and other asset finance operations of the Bank. Prior to Lloyds he held a number of senior roles for Citibank from 1990 to 2006 culminating in being Asia-Pacific Head of Structured Corporate Finance based in Hong Kong and was extensively involved in the Bank’s ship finance activities for the Asian market. From 2006 to 2009 he was a Founding Partner of Manresa Partners, a London-based Corporate Finance boutique which specialised in cross-border asset financing.

Mr. MacDonald currently acts as Independent Director of two asset finance entities, AABS Limited and RISE Limited and is also a Non-Executive Director of First Derivatives plc, a Fintech Company listed in London and Dublin. He is a graduate of the National University of Ireland, a Fellow of the Institute of Chartered Accountants in Ireland and a member of the Institute of Directors.